Condensed Consolidated Interim Financial

Statements

For the three months ended

November 30, 2019

(Unaudited)

NOTICE TO READER

The accompanying unaudited interim financial statements have been prepared by the Company's management and the Company's independent auditors have not performed a review of these financial statements.

Condensed Consolidated Interim Statements of Financial Position
(expressed in Canadian Dollars)

(unaudited)

	November 30,	August 31,
	2019	2019
Assets
Current Assets
Cash and cash equivalents	$2,702,128	$1,881,841
Other receivables	338,460	337,573
Prepaid expenses and deposits	126,044	140,720
Asset held for sale (note 4)	2,605,147	2,605,147
	5,771,779	4,965,281

Non-Current Assets
Exploration and evaluation assets (note 5)	17,255,177	17,065,203
Property, plant and equipment (note 6)	102,996,659	101,981,838
	120,251,836	119,047,041

	$126,023,615	$124,012,322

Liabilities
Current Liabilities
Accounts payable	$224,689	$151,318
Accrued liabilities	627,307	922,474
Deferred flow-through share premium (note 7)	5,401	47,481
Deferred asset sale proceeds (note 6a)	5,000,000	3,200,000
Current portion of lease obligation (note 8)	165,258	-
Current portion of convertible note payable (note 9)	58,333	-
	6,080,988	4,321,273

Non-Current Liabilities
Lease obligation (note 8)	825,039	-
Convertible note payable (note 9)	-	175,000
Convertible redeemable preferred shares (note 10)	652,313	958,125
Derivative liabilities (note 11)	35,960	27,069
Site closure and reclamation provisions	303,600	303,600
	1,816,912	1,463,794

	7,897,900	5,785,067

Shareholders' Equity
Share Capital (note 12)	178,256,679	177,802,700
Reserve for Warrants (note 12b)	4,330,037	4,330,037
Reserve for Share Based Payments (note 12c)	17,246,348	17,225,482
Reserve for Brokers' Compensation Warrants (note 12d)	286,000	286,000
Accumulated Deficit	(81,993,349)	(81,416,964)
	118,125,715	118,227,255

	$126,023,615	$124,012,322

Approved on behalf of the Board

                  "Donald S. Bubar"                , Director

                "Brian MacEachen"                , Director

Avalon Advanced Materials Inc. Unaudited Interim Financial Statements For the three months ended November 30, 2019	Page 1

Condensed Consolidated Interim Statements of Comprehensive Loss

(expressed in Canadian Dollars, except number of shares)

(unaudited)

	Three Months Ended
	November 30,
	2019	2018

Revenue

Interest	$9,990	$13,941
Management fees (note 6a)	89,987	-

	99,977	13,941

Expenses

Corporate and administrative expenses (note 13)	579,977	680,787
Impairment loss on exploration and evaluation assets (note 5)	-	639,034
General exploration	11,603	-
Depreciation	60,296	3,068
Share based compensation (note 12c)	17,821	26,105
Interest on lease obligation	8,405	-
Foreign exchange loss (gain)	(51)	2,021
Financing transaction costs	-	177,503
Increase in fair value of convertible redeemable preferred shares
(note 10)	31,500	144,375
Increase (Decrease) in fair value of derivative liabilities (note 11)	8,891	(57,433)

	718,442	1,615,460

Net Loss before Income Taxes	(618,465)	(1,601,519)

Deferred Income Tax Recoveries	42,080	31,582

Net Loss and Total Comprehensive Loss for the period	$(576,385)	$(1,569,937)

Loss per Share - Basic and Diluted	$(0.002)	$(0.006)

Weighted Average Number of Common Shares Outstanding,
Basic and Diluted	322,161,180	242,885,713

Avalon Advanced Materials Inc. Unaudited Interim Financial Statements For the three months ended November 30, 2019	Page 2

Condensed Consolidated Interim Statements of Changes in Equity

(expressed in Canadian Dollars, except number of shares)

(unaudited)

	Share Capital		Reserves
					Brokers'
	Number of			Share Based	Compensation	Accumulated
	Shares	Amount	Warrants	Payments	Warrants	Deficit	Total

Balance at September 1, 2018	237,018,428	$173,600,797	$4,329,430	$17,130,110	$286,000	$(78,030,629)	$117,315,708
Equity offerings	5,375,000	368,725	7,525	-	-	-	376,250
Conversion of redeemable preferred shares	12,246,431	691,687	-	-	-	-	691,687
Share based compensation	-	-	-	31,291	-	-	31,291
Share issuance costs - cash	-	(12,792)	(261)	-	-	-	(13,053)
Net loss for the three month period	-	-	-	-	-	(1,569,937)	(1,569,937)

Balance at November 30, 2018	254,639,859	174,648,417	4,336,694	17,161,401	286,000	(79,600,566)	116,831,946
Equity offerings	10,000,000	550,000	-	-	-	-	550,000
Conversion of redeemable preferred shares	41,090,624	2,081,626	-	-	-	-	2,081,626
Conversion of note payable	7,721,966	425,000	-	-	-	-	425,000
Exercise of warrants	1,000,000	120,000	-	-	-	-	120,000
Reserve transferred on exercise of warrants	-	6,657	(6,657)	-	-	-	-
Exercise of options	200,000	20,000	-	-	-	-	20,000
Reserve transferred on exercise of options	-	1,850	-	(1,850)	-	-	-
Share based compensation	-	-	-	65,931	-	-	65,931
Share issuance costs - cash	-	(50,850)	-	-	-	-	(50,850)
Net loss for the nine month period	-	-	-	-	-	(1,816,398)	(1,816,398)

Balance at August 31, 2019	314,652,449	177,802,700	4,330,037	17,225,482	286,000	(81,416,964)	118,227,255
Conversion of redeemable preferred shares	7,676,845	337,312	-	-	-	-	337,312
Conversion of note payable	2,846,254	116,667	-	-	-	-	116,667
Share based compensation	-	-	-	20,866	-	-	20,866
Net loss for the three month period	-	-	-	-	-	(576,385)	(576,385)

Balance at November 30, 2019	325,175,548	$178,256,679	$4,330,037	$17,246,348	$286,000	$(81,993,349)	$118,125,715

Avalon Advanced Materials Inc. Unaudited Interim Financial Statements For the three months ended November 30, 2019	Page 3

Condensed Consolidated Interim Statements of Cash Flows
(expressed in Canadian Dollars)
(unaudited)

	Three Months Ended November 30,
	2019	2018

Operating Activities

Cash paid to employees	$(511,835)	$(169,674)
Cash paid to suppliers	(143,881)	(177,541)
Interest received	9,990	13,941
Management fees received	58,380	-

Cash Used by Operating Activities	(587,346)	(333,274)

Financing Activities

Net proceeds from equity offerings	-	361,963
Net proceeds from issuance of note payable	-	475,000
Lease payments	(49,108)	-

Cash Provided (Used) by Financing Activities	(49,108)	836,963

Investing Activities

Exploration and evaluation assets	(275,114)	(151,621)
Property, plant and equipment	(68,196)	(38,396)
Advance payment received on sale of property, plant and equipment(note 6)	1,800,000	-

Cash Provided (Used) by Investing Activities	1,456,690	(190,017)

Change in Cash and Cash Equivalents	820,236	313,672

Foreign Exchange Effect on Cash	51	(2,021)

Cash and Cash Equivalents - beginning of period	1,881,841	319,057

Cash and Cash Equivalents - end of period	$2,702,128	$630,708

Supplemental Cash Flow Information (note 16)

Avalon Advanced Materials Inc. Unaudited Interim Financial Statements For the three months ended November 30, 2019	Page 4

Notes to the Condensed Consolidated Interim Financial Statements For the three months ended November 30, 2019 (unaudited)

 1. Nature of Operations and Going Concern Uncertainty

Avalon Advanced Materials Inc. ("Avalon") is a publicly listed company incorporated in Canada and continued under the Canada Business Corporations Act. Avalon's common shares are listed on the Toronto Stock Exchange (the "TSX") (TSX: AVL), on the OTCQB® Venture Market (OTCQB: AVLNF), and the Frankfurt Stock Exchange in Germany.

The registered address, principal address and records office of Avalon is located at 130 Adelaide Street West, Suite 1901, Toronto, Ontario, Canada, M5H 3P5.

Avalon, together with its subsidiaries (collectively, the "Company") is principally engaged in the acquisition, exploration, evaluation and development of specialty metal and mineral properties, located principally in Canada. To date, the Company has not earned any significant revenues.

The realization of amounts shown for its development asset - the Nechalacho Rare Earth Elements Project (the "Nechalacho REE Project") and its exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves (where not already identified), the ability of the Company to obtain the necessary financing to develop these assets, and future profitable production or proceeds of disposition from these assets.

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to a going concern, which assumes the Company will continue to meet its obligations and discharge its liabilities in the normal course of business for the foreseeable future. Different bases of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. The Company is in the exploration and development stage and raises funds in the equity markets to conduct its business activities. The Company has incurred losses in the current and prior periods, with a net loss of $576,385 for the three months ended November 30, 2019 (the "Quarter") and an accumulated deficit of $81,993,349 as at November 30, 2019. The Company's cash and cash equivalents balance at November 30, 2019 was $2,702,128, and the working capital deficit was $309,209. Excluding the asset held for sale of $2,605,147 from the current assets, and excluding the deferred asset sale proceeds of $5,000,000 from the current liabilities, the Company's adjusted working capital as at November 30, 2019 was $2,085,644.

Given the continuation of weak investor sentiment and capital market conditions in the junior resource sector, there exists an uncertainty as to the Company's ability to raise additional funds on favorable terms. These conditions indicate the existence of a material uncertainty that raises substantial doubt about the Company's ability to continue as a going concern. As at November 30, 2019, the Company is required to incur additional Canadian exploration expenses ("CEE") of $25,203 by December 31, 2019. The Company's expenditures on other discretionary exploration and development activities have some scope for flexibility in terms of amount and timing, which can be adjusted accordingly. Management intends to finance these expenditures over the next twelve months with funds currently on hand, and through planned equity financings.

These unaudited condense consolidated interim financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary should the going concern assumption be inappropriate, and those adjustments could be material.

These unaudited condensed consolidated interim financial statements have been reviewed and approved by the Company's Audit Committee and the Board of Directors on January 8, 2020.

Avalon Advanced Materials Inc.	Page 5

Notes to the Condensed Consolidated Interim Financial Statements For the three months ended November 30, 2019 (unaudited)

2.  Basis of Presentation

a) Statement of Compliance and Basis of Presentation

 These unaudited condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards ("IAS") 34 Interim Financial Reporting, as issued by IASB.

 These unaudited condensed consolidated interim financial statements do not contain all disclosures required by IFRS and accordingly should be read in conjunction with the Company's consolidated annual financial statements for the year ended August 31, 2019.

 These unaudited condensed consolidated interim financial statements have been prepared on a going concern basis using the historical cost basis, except for certain financial instruments which are measured at fair value in accordance with the policies disclosed in Note 3 of the Company's consolidated annual financial statements for the year ended August 31, 2019.

b) Basis of Consolidation

 These unaudited condensed consolidated interim financial statements include the accounts of the Company and the entities controlled by the Company. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

 These unaudited condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries, 8110131 Canada Inc., Nolava Minerals Inc. ("Nolava"), and Avalon Rare Metals Ltd. ("ARML"). Nolava and ARML are incorporated in the United States of America ("USA").

 ARML has not carried on any significant operations since its inception. During the year ended August 31, 2012, 8110131 Canada Inc. acquired certain net smelter returns ("NSR") royalty interests in the Company's properties which were held by third parties. Nolava had held certain mining claims in Utah, USA and had conducted exploration work on those mining claims during fiscal year 2011 to fiscal year 2014. All intercompany transactions and balances have been eliminated on consolidation of the accounts.

3.  Significant Accounting Policies

These unaudited condensed consolidated interim financial statements have been prepared using the same accounting policies, significant accounting judgments and estimates, and methods of computation as the annual consolidated financial statements of the Company as at and for the year ended August 31, 2019, as described in Note 3 of those financial statements, except for the adoption of the new accounting standards as described below:

 a) IFRS 16, Leases

 IFRS 16, Leases ("IFRS 16") was issued by the IASB in January 2016 and replace IAS 17 Leases ("IAS 17"). IFRS 16 specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases except for short-term leases and leases with low value assets. At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease obligation) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use ("ROU") asset). Lessees are required to separately recognize the interest expense on the lease obligation and the depreciation expense on the ROU asset. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17.

Avalon Advanced Materials Inc.	Page 6

Notes to the Condensed Consolidated Interim Financial Statements For the three months ended November 30, 2019 (unaudited)

3. Significant Accounting Policies (continued)

 IFRS 16 is effective for annual periods beginning on or after January 1, 2019. A lessee can apply IFRS 16 to its leases either retrospectively to each prior reporting period presented; or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application. The lease obligation is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the entity's incremental borrowing rate. The lease obligation is measured at amortized cost using the effective interest method.

Effective September 1, 2019, the Company adopted IFRS 16 using the modified retrospective approach and accordingly the information presented for fiscal 2019 has not been restated.

 On initial application, the Company recognized a ROU asset (included in property, plant and equipment) and a corresponding lease obligation relating to a lease for its office premises in Toronto, which had previously been classified as an operating lease under IAS 17. The Company has elected to record the ROU asset based on the corresponding lease obligation. The ROU asset and lease obligation of $1,045,810 were recorded as of September 1, 2019, with no net impact on the opening retained earnings. When measuring the lease obligation, the Company discounted the remaining lease payments under the lease contract using its estimated weighted‐average incremental borrowing rate of 5.0%. Depreciation on the ROU asset is recognized on a straight line basis over the shorter of the lease term and the useful life.

 The following table reconciles the Company's operating lease obligation on August 31, 2019, as previously disclosed in the Company's consolidated financial statements, to the lease obligation recognized on initial application of IFRS 16 on September 1, 2019.

Operating lease commitments as at August 31, 2019	$1,156,911
Increase in lease payments relating to the operating cost of the office lease	31,794
Discounted using the estimated incremental borrowing rate	(142,895)

Lease obligation recognized on September 1, 2019	$1,045,810

 The adoption of IFRS 16 had the following impact on the Company's condensed consolidated interim statement of comprehensive loss for the Quarter:

Increase in depreciation expense	$49,023
Increase in interest on lease obligation	8,405
Decrease in corporate and administrative expenses	(49,108)
Total increase in expenses, net loss and comprehensive loss	$8,320

 The adoption of IFRS 16 had no net impact on the Company's condensed consolidated interim statement of cash flows for the Quarter, but had increased the cash used by financing activities by $49,108, which was offset by the same amount of decrease for the cash used by operating activities.

4. Asset Held for Sale

In June 2019, the Company entered into an agreement, under which an unrelated third party will acquire ownership of the near-surface mineral resources principally in the T-Zone and Tardiff Zones of the Nechalacho REE Project above a depth of 150 metres above sea level for a total cash consideration of $5.0 million as described in Note 6a while the Company will retain ownership of the deeper resources in the Basal Zone that were the subject of its 2013 feasibility study. The sale is expected to be completed in the second quarter of fiscal 2020. Accordingly, the Company has transferred the carrying cost relating to the near-surface mineral resources of $2,605,147 from the total carrying cost of the Nechalacho REE Project included in Property, Plant and Equipment to Asset Held for Sale.

Avalon Advanced Materials Inc.	Page 7

Notes to the Condensed Consolidated Interim Financial Statements For the three months ended November 30, 2019 (unaudited)

5. Exploration and Evaluation Assets

	September 1,		Impairment	November 30,
	2019	Expenditures	Loss	2019
For the Quarter
Separation Rapids Lithium Project (a)	$11,522,138	$157,235	$-	$11,679,373
East Kemptville Tin-Indium Project (b)	5,503,577	32,739	-	5,536,316
Other (c)	39,488	-	-	39,488

	$17,065,203	$189,974	$-	$17,255,177

	September 1,		Impairment	August 31,
	2018	Expenditures	Loss	2019

Separation Rapids Lithium Project (a)	$11,010,950	$511,188	$-	$11,522,138
East Kemptville Tin-Indium Project (b)	5,827,524	315,087	(639,034)	5,503,577
Other (c)	35,760	3,728	-	39,488

	$16,874,234	$830,003	$(639,034)	$17,065,203

Avalon Advanced Materials Inc.	Page 8

Notes to the Condensed Consolidated Interim Financial Statements For the three months ended November 30, 2019 (unaudited)

5. Exploration and Evaluation Assets (continued)

 a) Separation Rapids Lithium Project, Ontario

The Company owns a 100% interest in certain mineral claims and a mining lease in the Kenora area of Ontario.

b) East Kemptville Tin-Indium Project, Nova Scotia

The Company holds a special exploration licence (the "Special Licence") to search and prospect for all minerals except for coal, salt, potash and uranium within four claims in the East Kemptville area of Yarmouth, Nova Scotia.

The Special Licence had a term of three years which began February 2, 2015 and was renewable for an additional two one-year periods, which extended the Special Licence until February 1, 2020. The Company continues to work toward obtaining a mining lease, or other form of mineral tenure, to replace the Special Licence.

c) Other Resource Properties

The Company has a 100% interest in a mining lease in the Warren Township Anorthosite Project, located near Foleyet, Ontario, a 100% interest in several claims in the Lilypad Lakes Cesium Property, located 150 km northeast of Pickle Lake, Ontario, a 2.0% NSR interest in certain claims of the East Cedartree Gold Property located near Kenora, Ontario, and a 2.4% NSR interest in the Wolf Mountain Platinum-Palladium Project located near Thunder Bay, Ontario.

Avalon Advanced Materials Inc.	Page 9

Notes to the Condensed Consolidated Interim Financial Statements For the three months ended November 30, 2019 (unaudited)

6. Property, Plant and Equipment

	Nechalacho		Office, Computer
	REE Project		and Office	Land and	Exploration	Leasehold
	(a)	Airstrip	Equipment (b)	Building	Equipment	Improvements	Total
Cost
As at September 1, 2018	$103,878,349	$646,860	$220,048	$90,905	$695,532	$94,594	$105,626,288

Additions	201,097	-	-	-	-	7,020	208,117
Transfer to asset held for sale	(2,605,147)	-	-	-	-	-	(2,605,147)
Disposals	-	-	(18,911)	-	-	-	(18,911)

As at August 31, 2019	101,474,299	646,860	201,137	90,905	695,532	101,614	103,210,347

Additions	12,682	-	18,575	-	-	-	31,257
IFRS 16 adjustment	-	-	1,045,810	-	-	-	1,045,810
Disposals	-	-	(30,283)	-	-	-	(30,283)

As at November 30, 2019	$101,486,981	$646,860	$1,235,239	$90,905	$695,532	$101,614	$104,257,131

Accumulated Depreciation
As at September 1, 2018	$-	$265,446	$179,986	$10,367	$643,185	$94,594	$1,193,578

Depreciation expense	-	20,624	12,714	4,191	15,705	108	53,342
Disposals	-	-	(18,411)	-	-	-	(18,411)

As at August 31, 2019	-	286,070	174,289	14,558	658,890	94,702	1,228,509

Depreciation expense	-	4,743	53,383	1,048	2,748	324	62,246
Disposals	-	-	(30,283)	-	-	-	(30,283)

As at November 30, 2019	$-	$290,813	$197,389	$15,606	$661,638	$95,026	$1,260,472

Net Book Value
As at August 31, 2019	$101,474,299	$360,790	$26,848	$76,347	$36,642	$6,912	$101,981,838
As at November 30, 2019	$101,486,981	$356,047	$1,037,850	$75,299	$33,894	$6,588	$102,996,659

Avalon Advanced Materials Inc.	Page 10

Notes to the Condensed Consolidated Interim Financial Statements For the three months ended November 30, 2019 (unaudited)

6. Property, Plant and Equipment (continued)

a) Nechalacho REE Project, Northwest Territories

The Company owns a 100% interest in eight mining leases covering the Nechalacho rare earth elements deposit ("Nechalacho Deposit") located at Thor Lake in the Mackenzie Mining District of the Northwest Territories.

The property is subject to an underlying 2.5% net smelter returns ("NSR") royalty agreement which can be bought back at the principal amount of $150,000 compounded annually at the average Canadian prime rate from May 2, 1982 to the buyback date, and which currently approximates $1.6 million (the "2.5% NSR Royalty").

During the year ended August 31, 2012, the Company entered into an accommodation agreement (the "Accommodation Agreement") with the Deninu K'ue First Nation ("DKFN"). The DKFN is one of three Akaitcho bands who have used, occupied and have constitutionally protected aboriginal rights with respect to the lands on which the Nechalacho Deposit in the Northwest Territories is located.

The Accommodation Agreement provides for business and employment opportunities for the DKFN related to the Nechalacho Deposit and associated facilities in the Northwest Territories and contains measures to mitigate environmental and cultural impacts that may result from the project development.  The Accommodation Agreement also commits the DKFN to supporting timely completion of the environmental assessment, permitting and development processes of the Nechalacho REE Project, and provides for the DKFN to participate in the project economics.

 During the year ended August 31, 2019, the Company and an unrelated third party entered into an agreement under which this third party will acquire ownership of the near-surface resources principally in the T-Zone and Tardiff Zones of the property for a total cash consideration of $5.0 million while the Company will retain ownership of the mineral resources below a depth of 150 metres above sea level, a 3.0% NSR royalty (the "3.0% NSR Royalty") and will continue to have access to the property for exploration, development and mining purposes (the "Sale and Purchase Agreement"). Avalon has also agreed to waive the 3.0% NSR Royalty for the first five years of commercial production and to grant the third party the option to pay the Company $2.0 million within eight years of the transaction closing to extend the waiver of this royalty in perpetuity.

 This agreement also grants the third party an option to purchase the Company's option in the 2.5% NSR Royalty for an inflation adjusted fixed amount estimated at $1.5 million as at the agreement date, provided that, upon exercising the option, it extinguishes this royalty.

The sale is expected to be completed during the second quarter of fiscal 2020. Accordingly, the Company has transferred the carrying cost relating to the near-surface mineral resources of $2,605,147 from the total carrying cost of the Nechalacho REE Project included in Property, Plant and Equipment to Asset Held for Sale. Advance payments totaling $5.0 million had been received by November 30, 2019 and was recorded as Deferred Asset Sale Proceed on the Statements of Financial Position.

 During the Quarter, the Company generated net management fees of $89,987 for services provided to the third party to manage its exploration activities on the property.

b) Depreciation of $49,023 was recognized relating to the ROU asset during the Quarter, and the  carrying balance of the ROU asset was $996,787 as at November 30, 2019.

Avalon Advanced Materials Inc.	Page 11

Notes to the Condensed Consolidated Interim Financial Statements For the three months ended November 30, 2019 (unaudited)

7. Deferred Flow-Through Share Premium

 A summary of the changes in the deferred flow-through share premium amount is set out below:

Balance - September 1, 2018	$52,157
Increase relating to flow-through common shares issued	150,000
Decrease relating to CEE incurred	(154,676)

Balance - August 31, 2019	47,481
Decrease relating to CEE incurred	(42,080)

Balance - November 30, 2019	$5,401

8. Lease Obligation

The Company had the following future commitment relating to the lease contract for its office premises:

2020	$157,955
2021	218,253
2022	222,556
2023	229,181
2024	233,563
2025	63,280

Total future lease payments as at November 30, 2019	1,124,788
Amounts representing interest	(134,491)

Present value of future lease payments	990,297
Current portion of lease obligation	(165,258)

Non-current portion of lease obligation	$825,039

9. Convertible Note Payable

On November 30, 2018, the Company issued a convertible note payable in the amount of $500,000 to an entity managed by the Lind Partners ("Lind") (the "Note"). The Note has a term of two years with a maturity date of November 30, 2020 and accrued an interest amount of $100,000 on the date of issuance, resulting in the Note to bear a face value of $600,000 at issuance.

Lind is entitled to convert any outstanding amount of the face value of the Note into common shares commencing on May 26, 2019 at a conversion price equal to the higher of (a) 80% of the five day trailing value weighted average price ("VWAP") of the common shares prior to the date of conversion, and (b) the five day trailing VWAP of the shares prior to the date of conversion, less the maximum discount allowable in accordance with TSX rules. The Company has floor price protection such that if any conversion results in an effective conversion price of less than $0.05 per share, then the Company has the right to instead repay the amount that was subject to that conversion for a 5% premium. The Company also has the right to repurchase the Note at the outstanding face value at any time.

Avalon Advanced Materials Inc.	Page 12

Notes to the Condensed Consolidated Interim Financial Statements For the three months ended November 30, 2019 (unaudited)

9. Convertible Note Payable (continued)

A summary of the changes in the convertible note payable amount is set out below:

Balance - August 31, 2018	$-
Issued	500,000
Interest	100,000
Converted to common shares	(425,000)

Balance - August 31, 2019	175,000
Converted to common shares	(116,667)

Current portion of convertible note payable - November 30, 2019	(58,333)
Non-current portion of convertible note payable - November 30, 2019	$-

The number of common shares to be issued would be 1,458,333 if the entire Note had been converted into common shares based on the closing price of the Company's common shares on the TSX of $0.05 on November 30, 2019.

10. Convertible Redeemable Preferred Shares

In March 2017, the Company entered into a preferred share purchase agreement (the "A1 Agreement") with an entity managed by Lind and issued 500 Series A1 Preferred Shares (the "A1 Preferred Shares") at a price of $5,000 per share for gross proceeds of $2,500,000. Pursuant to Canadian securities laws, the securities issuable under this private placement were subject to a hold period, which expired on July 11, 2017 (the "Hold Period").

The A1 Preferred Shares did not carry a dividend and had a redemption value that started at $5,000 per share and increases by $250 per share each quarter over a 24 months period ending on March 10, 2019, to a cap of $6,750 per share. The A1 Preferred Shares could be converted by Lind into common shares of the Company at a price per common share equal to 85% of the five-day volume weighted average price ("VWAP") of the common shares on the TSX immediately prior to the date that notice of conversion was given (the "Conversion Option").

In conjunction with this private placement, Lind received a commitment fee of $125,000 and 6,900,000 common share purchase warrants (the "A1 Warrants"). Each A1 Warrant entitles the holder to purchase one common share of the Company at a price of $0.23 per common share until March 10, 2022.

Lind had the basic right to convert 25 A1 Preferred Shares into common shares of the Company on a monthly basis, subject to certain conversion limits set out in the A1 Agreement, however Lind was permitted to convert up to 100 A1 Preferred Shares on a monthly basis in the event such amount did not exceed 20% of the Company's 20-day traded volume of common shares on the TSX immediately prior to the date of delivery of a conversion notice.

Lind was also entitled to accelerate its conversion right to the full amount of the redemption value applicable at such time, or demand repayment of the applicable redemption value per share in cash (the "Put Option"), upon the occurrence of certain events as set out in the A1 Agreement (most of which are beyond the Company's control) (the "Redemption Events"). The triggering Redemption Events include certain key financial and non-financial conditions, which included change of control, insolvency and liquidity conditions etc. as defined in the A1 Agreement. These Redemption Events also limited the Company from obtaining other debt or preferred share financings that were not junior to the A1 Preferred Shares other than certain project-related financings, as well as other at-the-market, equity lines or credit type of common share offerings, or convertible security financings where the price of the common share was not fixed at predetermined price. In addition, if the Redemption Event was a change of control event, the redemption amount would be equal to 110% of the applicable redemption amount at that time.

Avalon Advanced Materials Inc.	Page 13

Notes to the Condensed Consolidated Interim Financial Statements For the three months ended November 30, 2019 (unaudited)

10. Convertible Redeemable Preferred Shares (continued)

The Company had the right to redeem all of the outstanding A1 Preferred Shares at any time after the Hold Period at a 5% premium to the redemption value (the "Call Option"). The Company also had floor price protection such that if any conversion results in an effective conversion price of less than $0.10 per common share, then the Company had the right to deny the conversion and instead redeem the A1 Preferred Shares that were subject to that conversion for the redemption amount in cash plus a 5% premium.

At any time while any A1 Preferred Shares are outstanding, Lind had the option of subscribing for up to an additional 165 Series A2 Preferred Shares at a price of $5,000 per share and under the same terms and conditions as the initial financing, subject to certain triggering events and subject to the prior approval of the TSX ("Series A2 Option"). Lind would also receive a certain number of Series A2 warrants ("A2 Warrants") when it exercised the Series A2 Option. The number of A2 Warrants to be issued and the exercise price of A2 Warrants would be calculated by using similar formulas used in determining the number and the exercise price of the A1 Warrants.

The A1 Preferred Share was a hybrid instrument that contains multiple embedded derivatives: the Conversion Option, Put Option and Call Option.

The economic characteristics and risks of the Conversion Option were different from that of the host contract (the A1 Preferred Share) in that it allowed Lind to convert the A1 Preferred Shares (a debt instrument) into the Company's common shares (an equity instrument) at a price per common share equal to 85% of the five day VWAP of the common share, thus the Conversion Option could be measured separately from the A1 Preferred Share. In addition, the number of common shares to be issued upon conversion was variable and did not meet the "a fixed amount of cash for a fixed number of equity instruments" requirement to be classified as an equity instrument. As such, the Company had designated the entire hybrid contract (the A1 Preferred Share and all of the embedded derivatives) as a financial liability at FVTPL and were re-measured at each financial statement reporting date, with the resulting change in value being recorded as increase or decrease in fair value of convertible redeemable preferred shares in the consolidated statement of comprehensive loss.

As the Company had the Call Option to redeem all of the outstanding A1 Preferred Shares at a 5% premium to the redemption value, the total fair value of the A1 Preferred Shares at issuance was therefore $2,625,000.

The exercise price of the A1 Warrant is subject to adjustment from time to time in the event of certain common share rights offering, such that the exercise of the A1 Warrants do not result in a fixed number of common shares being issued for a fixed amount of cash. As a result, The A1 Warrant had been classified as a financial liability at FVTPL and re-measured at each financial statement reporting date using the Black-Scholes pricing model, with the resulting change in value being recorded as increase or decrease in fair value of derivative liabilities in the consolidated statement of comprehensive loss.

 The fair value of the A1 Warrants was estimated at $236,488 (or $0.0343 for each warrant) at issuance, and this amount was allocated to the warrant component of this private placement. The fair value of the A1 Warrant was estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.10%; expected life of 4.0 years; and expected volatility of 35%.

In December 2017, the Company entered into a preferred share purchase agreement (the "B1 Agreement") with Lind and issued 300 Series B1 Preferred Shares (the "B1 Preferred Shares") at a price of $5,000 per share for gross proceeds of $1,500,000 in January 2018. Pursuant to Canadian securities laws, the securities issuable under this private placement were subject to a hold period, which expired on May 16, 2018 (the "B1 Hold Period").

Avalon Advanced Materials Inc.	Page 14

Notes to the Condensed Consolidated Interim Financial Statements For the three months ended November 30, 2019 (unaudited)

10. Convertible Redeemable Preferred Shares (continued)

In conjunction with this private placement, Lind received a commitment fee of $75,000 and 6,250,000 common share purchase warrants (the "B1 Warrants"). Each B1 Warrant entitles the holder to purchase one common share of the Company at a price of $0.15 per common share until January 15, 2023. Other than the exercise price and expiry date, the B1 Warrants bear the similar terms and conditions as the A1 Warrants.

The B1 Agreement is subject to essentially the same terms and conditions as the A1 Agreement and the B1 Preferred Shares bear the same essential features of the A1 Preferred Shares including the rate and amount of the increase in the redemption value, the conversion option, put option and call option etc.

After the B1 Hold Period, Lind has the basic right to convert 15 B1 Preferred Shares into common shares of the Company on a monthly basis, subject to certain conversion limits set out in the B1 Agreement, however Lind is permitted to convert up to 60 B1 Preferred Shares on a monthly basis in the event such amount does not exceed 20% of the Company's 20-day traded volume of common shares on the TSX immediately prior to the date of delivery of a conversion notice.

At any time while any B1 Preferred Shares are outstanding, Lind has the option of subscribing for up to an additional 100 Series B2 Preferred Shares at a price of $5,000 per share and under the same terms and conditions as the initial B1 financing, subject to certain triggering events and subject to the prior approval of the TSX ("Series B2 Option"). Lind will also receive a certain number of Series B2 warrants ("B2 Warrants") when it exercises the Series B2 Option. The number of B2 Warrants to be issued and the exercise price of the B2 Warrants will be calculated by using similar formulas used in determining the number and the exercise price of the B1 Warrants.

As the B1 Preferred Shares bear the same essential features as the A1 Preferred Shares, the Company had designated the entire hybrid contract (the B1 Preferred Share and all of the embedded derivatives) as a financial liability at FVTPL and re-measured at each financial statement reporting date.

As the Company has the Call Option to redeem all of the outstanding B1 Preferred Shares at any time after the B1 Hold Period at a 5% premium to the redemption value, the total fair value of the B1 Preferred Shares at issuance is therefore $1,575,000.

Similar to the A1 Warrants, the exercise price of the B1 Warrants is subject to adjustment from time to time in the event of certain common share rights offering, as such, the B1 Warrants had been classified as a financial liability at FVTPL and re-measured at each financial statement reporting date using the Black-

Scholes pricing model.

 The fair value of the B1 Warrants was estimated at $283,525 (or $0.0454 for each warrant) at issuance, and this amount was allocated to the warrant component of this private placement. The fair value of the B1 Warrant was estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.94%; expected life of 4.0 years; and expected volatility of 35%.

In connection with this private placement, the Company also incurred other issuance costs of $34,040. Cash issuance costs incurred relating to this private placement totaled $109,040 and had been recorded in the Statement of Comprehensive Loss as financing transaction costs.

The fair values of the B1 Preferred Shares and the B1 warrants at issuance totaled $1,858,525 and the excess of this amount over the gross proceeds ($1,500,000) of $358,525 had been recorded as a financing transaction cost in the Statement of Comprehensive Loss.

In June 2018, the Company entered into a preferred share purchase agreement (the "C1 Agreement") and issued 150 Series C1 Preferred Shares (the "C1 Preferred Shares") at a price of $5,000 per share for gross proceeds of $750,000. Pursuant to Canadian securities laws, the securities issuable under this private placement were subject to a hold period, which expired on October 30, 2018 (the "C1 Hold Period").

Avalon Advanced Materials Inc.	Page 15

Notes to the Condensed Consolidated Interim Financial Statements For the three months ended November 30, 2019 (unaudited)

10. Convertible Redeemable Preferred Shares (continued)

In conjunction with this private placement, Lind received a commitment fee of $37,500 and 3,750,000 common share purchase warrants (the "C1 Warrants"). Each C1 Warrant entitles the holder to purchase one common share of the Company at a price of $0.125 per common share until June 29, 2023. Other than the exercise price and expiry date, the C1 Warrants bear the similar terms and conditions as the A1 Warrants.

The C1 Agreement is subject to essentially the same terms and conditions as the A1 Agreement and the C1 Preferred Shares bear the same essential features of the A1 Preferred Shares including the rate and amount of the increase in the redemption value, the conversion option, put option and call option etc.

After the C1 Hold Period, Lind has the basic right to convert 10 C1 Preferred Shares into common shares of the Company on a monthly basis, subject to certain conversion limits set out in the C1 Agreement, however Lind is permitted to convert up to 30 C1 Preferred Shares on a monthly basis in the event such amount does not exceed 20% of the Company's 20-day traded volume of common shares on the TSX immediately prior to the date of delivery of a conversion notice.

At any time while any C1 Preferred Shares are outstanding, Lind has the option of subscribing for up to an additional 50 Series C2 Preferred Shares at a price of $5,000 per share and under the same terms and conditions as the initial C1 financing, subject to certain triggering events and subject to the prior approval of the TSX ("Series C2 Option"). Lind will also receive a certain number of Series C2 warrants ("C2 Warrants") when it exercises the Series C2 Option. The number of C2 Warrants to be issued and the exercise price of the C2 Warrants will be calculated by using similar formulas used in determining the number and the exercise price of the C1 Warrants.

As the C1 Preferred Shares bear the same essential features as the A1 Preferred Shares, the Company had designated the entire hybrid contract (the C1 Preferred Share and all of the embedded derivatives) as a financial liability at FVTPL and re-measured at each financial statement reporting date.

As the Company has the Call Option to redeem all of the outstanding C1 Preferred Shares at any time after the C1 Hold Period at a 5% premium to the redemption value, the total fair value of the C1 Preferred Shares at issuance is therefore $787,500.

Similar to the A1 Warrants, the exercise price of the C1 Warrants is subject to adjustment from time to time in the event of certain common share rights offering, as such, the C1 Warrants had been classified as a financial liability at FVTPL and re-measured at each financial statement reporting date using the Black-Scholes pricing model.

 The fair value of the C1 Warrants was estimated at $73,679 (or $0.0196 for each warrant) at issuance, and this amount was allocated to the warrant component of this private placement. The fair value of the C1 Warrant was estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 2.00%; expected life of 4.0 years; and expected volatility of 35%.

In connection with this private placement, the Company also incurred other issuance costs of $18,668. Cash issuance costs incurred relating to this private placement totaled $56,168 and had been recorded in the Statement of Comprehensive Loss as financing transaction costs.

The fair values of the C1 Preferred Shares and the C1 warrants at issuance totaled $861,179 and the excess of this amount over the gross proceeds ($750,000) of $111,179 had been recorded as a financing transaction cost in the Statement of Comprehensive Loss.

Avalon Advanced Materials Inc.	Page 16

Notes to the Condensed Consolidated Interim Financial Statements For the three months ended November 30, 2019 (unaudited)

10. Convertible Redeemable Preferred Shares (continued)

A summary of the changes in the convertible redeemable preferred shares amount is set out below:

	Number	Amount
A1 Preferred Shares
Balance - September 1, 2018	180	$1,181,250
Increase in fair value	-	80,063
Converted to common shares	(180)	(1,261,313)

Balance - August 31, 2019 and November 30, 2019	-	$-

B1 Preferred Shares
Balance - September 1, 2018	240	$1,386,000
Increase in fair value	-	175,875
Converted to common shares	(155)	(981,750)

Balance - August 31, 2019	85	580,125
Increase in fair value	-	18,375
Converted to common shares	(30)	(208,687)

Balance - November 30, 2019	55	$389,813

C1 Preferred Shares
Balance - September 1, 2018	150	$787,500
Increase in fair value	-	120,750
Converted to common shares	(90)	(530,250)

Balance - August 31, 2019	60	378,000
Increase in fair value	-	13,125
Converted to common shares	(20)	(128,625)

Balance - November 30, 2019	40	$262,500

	95	$652,313

As at November 30, 2019, Lind has the right to convert all of the outstanding B1 and C1 Preferred shares. The number of common shares to be issued would be 14,617,647 if all of the outstanding B1 and C1 Preferred Shares had been converted into common shares based on the closing price of the Company's common shares on the TSX of $0.05 on November 30, 2019.

11. Derivative Liabilities

The derivative liabilities consist of the warrants denominated in foreign currency, and certain warrants with exercise prices that are subject to adjustment from time to time in the event of certain common share rights offering.

The following table summarizes information concerning the derivative liabilities as at the beginning and end of the respective reporting periods:

Avalon Advanced Materials Inc.	Page 17

Notes to the Condensed Consolidated Interim Financial Statements For the three months ended November 30, 2019 (unaudited)

11. Derivative Liabilities (continued)

	Number
	of Warrants	Amount
Warrants denominated in foreign currency
Balance - September 1, 2018	6,466,513	$54
Decrease in fair value	-	(53)

Balance - August 31, 2019 and November 30, 2019	6,466,513	$1

Other warrants subject to potential price adjustment
Balance - September 1, 2018	16,900,000	$109,767
Issued	4,575,000	44,199
Decrease in fair value	-	(126,898)

Balance - August 31, 2019	21,475,000	27,068
Increase in fair value	-	8,891

Balance - November 30, 2019	21,475,000	$35,959

Total derivative liabilities		$35,960

12. Share Capital

a) Authorized

 The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which 950 have been issued and 95 are outstanding as at November 30, 2019.

b) Warrants

The following table reconciles the warrants outstanding to purchase common shares of the Company at the beginning and end of the respective years:

			Weighted
	Number		Average
	of Warrants		Exercise Price

Balance - September 1, 2018	6,580,000	(1)	$0.136
Issued pursuant to equity offerings	2,687,500		0.120
Exercised	(1,000,000)		0.120
Expired	(10,000)		0.490

Balance - August 31, 2019	8,257,500	(1)	0.132
Expired	(2,400,000)		0.160

Balance - November 30, 2019	5,857,500	(1)	$0.120

 (1) Does not include the additional warrants as disclosed below.

The outstanding warrants have a weighted average remaining contract life of 0.7 years.

Avalon Advanced Materials Inc.	Page 18

Notes to the Condensed Consolidated Interim Financial Statements For the three months ended November 30, 2019 (unaudited)

12. Share Capital (continued)

The warrants reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled instruments issued by the Company to various stakeholders.

The Company also has the following warrants outstanding as at November 30, 2019:

i) 6,466,513 warrants with an adjusted exercise price of US$0.5223 per share ("US$ Warrants") and are exercisable until June 13, 2021. These warrants are subject to certain anti-dilution provisions, which may reduce the exercise price, with a floor of US$0.5095 per share;

ii) 6,900,000 A1 Warrants with an exercise price of $0.23 per share and are exercisable until March 10, 2022;

iii) 6,250,000 B1 Warrants with an exercise price of $0.15 per share and are exercisable until January 15, 2023;

iv) 3,750,000 C1 Warrants with an exercise price of $0.125 per share and are exercisable until June 29, 2023; and

v) 4,575,000 warrants with an exercise price of $0.07 per share and are exercisable until November 30, 2021.

The Company is also required to issue 20,000 warrants to the Northwest Territory Métis Nation in two equal installments of 10,000 warrants upon the Nechalacho REE Project meeting certain milestones.

c) Share Based Payments

The shareholders have approved a Stock Option Plan (the "Plan") that provides for the issue of up to 10% of the number of issued and outstanding common shares of the Company to eligible employees, directors and service providers of the Company.

The Plan authorizes the granting of options to purchase common shares of the Company at a price equal to or greater than the closing price of the shares on either the trading day prior to the grant or the day of the grant. The options generally vest over a period of one to four years, and generally have a term of two to five years (but can have a maximum term of up to 10 years).

The following table reconciles the stock options outstanding at the beginning and end of the respective reporting periods:

		Weighted
	Number	Average
	of Options	Exercise Price

Balance - September 1, 2018	11,345,000	$0.26
Granted	3,020,000	0.10
Exercised	(200,000)	0.10
Expired	(3,875,000)	0.43
Forfeited	(893,750)	0.17

Balance - August 31, 2019	9,396,250	0.16
Granted	675,000	0.08
Expired	(1,220,000)	0.25

Balance - November 30, 2019	8,851,250	$0.14

Avalon Advanced Materials Inc.	Page 19

Notes to the Condensed Consolidated Interim Financial Statements For the three months ended November 30, 2019 (unaudited)

12. Share Capital (continued)

As at November 30, 2019, there were 5,216,250 options vested (August 31, 2019 - 6,147,500) with an average exercise price of $0.15 per share (August 31, 2019 - $0.17), that were exercisable.

The share based payments reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled compensation options issued by the Company to its directors, officers, employees and consultants.

The estimated fair value of options earned during the Quarter was $20,866 (2018 - $31,291), of which $109 (2018 - $1,296) was capitalized to property, plant and equipment, $2,607 (2018 - $3,890) was capitalized as exploration and evaluation assets, $329 (2018 - $ Nil) was charged to operations as general exploration expenses, with the balance of $17,821 (2018 - $26,105) charged to operations as share based compensation expense.

The fair value of each option granted is estimated at the time of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including expected life of the option award, share price volatility and other assumptions. The expected life of options granted is derived from historical data on employee exercises and post-vesting employment termination behavior. Expected volatility is based on the historic volatility of the Company's shares. These assumptions involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest.

The weighted average assumptions for grants during the Quarter and the year ended August 31, 2019 are as follows:

	November 30,	August 31,
	2019	2019

Exercise price	$0.08	$0.10
Closing market price on day preceding date of grant	$0.05	$0.08
Risk-free interest rate	1.39%	1.80%
Expected life (years)	3.2	3.3
Expected volatility	86%	63%
Expected dividend yield	Nil	Nil
Grant date fair value	$0.02	$0.03
Forfeiture rate	15%	15%

The following table summarizes information concerning outstanding and exercisable options as at November 30, 2019:

			Weighted Average
	Number of Options		Remaining
Exercise Price Range	Outstanding	Exercisable	Contractual Life

$0.30 - $0.36	505,000	505,000	0.4 years
$0.20 - $0.29	545,000	446,250	1.3 years
$0.15 - $0.19	1,036,250	666,250	2.1 years
$0.11 - $0.14	4,010,000	2,773,750	1.8 years
$0.08 - $0.10	2,755,000	825,000	3.0 years

	8,851,250	5,216,250

Avalon Advanced Materials Inc.	Page 20

Notes to the Condensed Consolidated Interim Financial Statements For the three months ended November 30, 2019 (unaudited)

12. Share Capital (continued)

d) Brokers' Compensation Warrants

The following table summarizes information concerning outstanding brokers' compensation warrants as at the beginning and end of the respective reporting periods:

	Number of	Weighted
	Compensation	Average
	Warrants	Exercise Price

Balance - September 1, 2018	1,232,727	$0.17
Expired	(812,727)	0.18

Balance - August 31, 2019	420,000	0.15
Expired	(288,000)	0.15

Balance - November 30, 2019	132,000	$0.15

The brokers' compensation warrants reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled compensation instruments issued by the Company to external service providers.

As at November 30, 2019, there are 132,000 compensation warrants with an exercise price of $0.15 per common share outstanding and are exercisable until December 22, 2019. These compensation warrants expired subsequent to the end of the Quarter.

13. Corporate and Administrative Expenses

 Corporate and administrative expenses for the three months ended November 30, 2019 and 2018 consist of the following:

	November 30, 2019	November 30, 2018

Salaries and benefits(1)	$356,588	$347,885
Directors' fees	5,000	21,550
Consulting and professional fees	79,727	133,455
Office, insurance and other expenses	73,931	43,384
Occupancy	-	79,599
Shareholders' communications and filing fees	42,209	43,074
Travel and related costs	22,522	11,840

	$579,977	$680,787

(1) These figures do not include share based compensation. Employees' salaries, benefits including share based compensation expensed for the Quarter totaled $368,584 (2018 - $361,924).

14. Related Party Disclosures

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of the transactions between the Company and other related parties are disclosed below:

Avalon Advanced Materials Inc.	Page 21

Notes to the Condensed Consolidated Interim Financial Statements For the three months ended November 30, 2019 (unaudited)

14. Related Party Disclosures (continued)

 a) Trading transactions

 There has been no material trading transactions with related parties during each of the three months ended November 30, 2019 and 2018, other than the participation by Mr. Donald Bubar, Director, President and CEO in the November 2018 private placement, whereby Mr. Bubar subscribed for 1,000,000 Units at $0.07 per Unit. Each unit was comprised of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $0.12 until November 1, 2020.

b) Compensation of key management personnel

 The remuneration of directors and other members of the Company's senior management team during each of the three months ended November 30, 2019 and 2018 are as follows:

	November 30, 2019	November 30, 2018

Salaries, benefits and directors' fees(1)	$362,052	$434,088
Share based compensation(2)	15,906	21,332

	$377,958	$455,420

(1) Salaries and benefits of key management personnel capitalized to exploration and evaluation assets and PPE totaled $81,158 (2018 - $113,502).

(2)       Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

Unpaid directors' fees and salaries included in accrued liabilities and owing to the directors and members of the Company's senior management team totaled $274,633 as at November 30, 2019 (August 31, 2019 - $566,685).

15. Financial Instruments

IFRS 7 establishes a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1	quoted prices in active markets for identical assets or liabilities;
Level 2	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and
Level 3	inputs for the asset or liability that are not based upon observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The fair values of the Company's warrants denominated in a currency that is not the functional currency of the Company and the warrants with exercise prices that are subject to adjustment from time to time are based on Level 2 inputs that are observable for the liability such as interest rate, dividend yield and historical volatility. The fair value of the Convertible Note Payable is based on Level 3 inputs including the applicable face value of the Note. The Company has the right to buy back the Note at any time for the outstanding face value, as such the fair value of the Note is the outstanding face value of the Note. The fair values of the Company's A1, B1 and C1 Preferred Shares are based on Level 3 inputs, including applicable redemption amounts and redemption premiums. The Company has the right to redeem the A1, B1 and C1 Preferred Shares at any time and therefore the fair value of the A1, B1 and C1 Preferred Shares is the amount the Company has to pay to redeem the A1, B1 and C1 Preferred Shares, which is the redemption amount as specified in the purchase agreements plus 5% redemption premium.

Avalon Advanced Materials Inc.	Page 22

Notes to the Condensed Consolidated Interim Financial Statements For the three months ended November 30, 2019 (unaudited)

15. Financial Instruments (continued)

Fair Values

Except as disclosed elsewhere in these consolidated financial statements, the carrying amounts for the Company's financial instruments approximate their fair values because of the short-term nature of these items.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit risk

The Company is not exposed to any significant credit risk as at November 30, 2019. The Company's cash and cash equivalents are either on deposit with two major Canadian Chartered banking groups in Canada or invested in bankers' acceptance notes or guaranteed investment certificates issued by a major Canadian Chartered banking group. The Company's receivables primarily consist of Goods and Services Tax/Harmonized Sales Tax receivable, government grants, refundable security deposits with various federal and provincial governments, and a receivable of $228,274 from the third party with which the Company had entered into the Sale and Purchase Agreement with. The Company's receivables are not subject to significant credit risk, other the amount receivable from this third party. The Company does not anticipate any significant collection issue from this third party.

Liquidity risk

Liquidity risk is the risk that an entity will not be able to meet its financial obligations as they come due. The Company has in place a planning and budgeting process to assist in determining the funds that are required to support the Company's normal operating requirements on an on-going basis and its plans for exploration and development expenditures. The Company ensures that there are sufficient funds to meet its short-term requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

As at November 30, 2019, the Company has current assets of $5,771,779 and current liabilities of $6,080,988. As disclosed in Note 10, the holder of the B1 and C1 Preferred Shares is entitled to demand repayment of the applicable redemption value per share in cash (which totaled $621,250 as at November 30, 2019) upon the occurrence of certain Redemption Events. No redemption event has occurred since the issuances of the B1 and C1 Preferred Shares. Excluding the asset held for sale of $2,605,147 from the current assets, and excluding the deferred asset sale proceeds of $5,000,000 from the current liabilities, the Company's adjusted working capital as at November 30, 2019 was $2,085,644. As the de-recognition of the asset held for sale will not require the future out flow of resources by the Company, and the deferred asset sale proceeds are not refundable, it is management's belief that the adjusted working capital figure provides useful information in assessing the Company's liquidity risk.

Repayments due by period as of November 30, 2019:

	Within	1-3	4-5	Over
	1 Year	Years	Years	5 Years	Total

Accounts payable and accrued liabilities	$851,996	$-	$-	$-	$851,996
Lease obligation	211,050	443,523	465,502	4,713	1,124,788
Convertible note payable	58,333	-	-	-	58,333

	$1,121,379	$443,523	$465,502	$4,713	$2,035,117

Avalon Advanced Materials Inc.	Page 23

Notes to the Condensed Consolidated Interim Financial Statements For the three months ended November 30, 2019 (unaudited)

15. Financial Instruments (continued)

Market risk

i) Interest rate risk

 The Company has cash and cash equivalents balances and it has no interest-bearing debt. The Company's current policy is to invest its excess cash in highly liquid money market investments such as bankers' acceptance notes, treasury bills and GICs. These short term money market investments are subject to interest rate fluctuations.

ii) Foreign currency risk

 The Company's functional currency is the Canadian dollar. The majority of the Company's purchases are transacted in Canadian dollars. Other than the US$ Warrants as disclosed in Note 12b, the Company had no other significant financial assets or financial liabilities denominated in foreign currencies as at November 30, 2019.

iii) Price risk

 The prices of metals and minerals fluctuate widely and are affected by many factors outside of the Company's control. The prices of metals and minerals and future expectation of such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may impact the Company's ability to raise equity financing for its long term working capital requirements.

Sensitivity analysis

Considering the Company's budget expenditures for the balance of fiscal 2020 and its current cash and cash equivalents of $2,702,128, with other variables held constant, sensitivity to a plus or minus 25 basis points change in interest rates would not have any significant effect on the Company's net loss for the balance of fiscal 2020.

Other than the US$ Warrants as disclosed in Note 12b, the Company had no other significant financial assets or financial liabilities denominated in foreign currencies as at November 30, 2019, and its anticipated on-going expenditures to be transacted in US dollars for the next nine month period is approximately US$167,000. If the Canadian dollar weakens (or strengthens) 5% against the US dollar with other variables held constant, it would not have any significant effect on the Company's expenditures over a nine month period.

Avalon Advanced Materials Inc.	Page 24

Notes to the Condensed Consolidated Interim Financial Statements For the three months ended November 30, 2019 (unaudited)

16. Supplemental Cash Flow Information

Non-cash financing and investing transactions not reflected in the Condensed Consolidated Interim Statements of Cash Flows for the three months ended November 30, 2019 and 2018 are as follows:

	November 30, 2019	November 30, 2018

Share based compensation capitalized as property, plant and equipment	$109	$1,296
Share based compensation capitalized as exploration and evaluation assets	2,607	3,890
Depreciation expense capitalized as property, plant and equipment	-	7,794
Depreciation expense capitalized as exploration and evaluation assets	1,949	2,094
Property, plant and equipment acquired under lease arrangement	1,045,810	-

	$1,050,475	$15,074

17. Events After the Reporting Period

Subsequent to the end of the Quarter, the Company:

a) granted an aggregate of 190,000 stock options with a weighted average exercise price of $0.08 per share to certain employees and consultants of the Company. The weighted average contract life of these options at issuance was 3.4 years;

b) issued a total of 4,376,830 common shares pursuant to the conversion of 15 B1 Preferred Shares and 10 C1 Preferred Shares;

c) had 100,000 stock options with an average exercise price of $0.12 per share expire; and

d) had 132,000 brokers' compensation warrants with an exercise price of $0.15 per share expire.

Avalon Advanced Materials Inc.	Page 25